MINING LEASE AGREEMENT
(Little Moose Creek Claims, Alaska)

THIS MINING LEASE AGREEMENT (hereinafter "Agreement") is made and effective as of the 23RD day of JANUARY, 2008, (the "Effective Date") by and among TIMOTHY RUPPERT and PATRICIA RUPPERT (collectively hereinafter "Owner") whose address is 219 W. South Street, Nokomis, Illinois 62075 and METALLICA RESOURCES ALASKA INC., an Alaska corporation, (hereinafter "Metallica"), whose address is c/o Metallica Management Inc., 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112.

1.0 INTERESTS GRANTED

1.1 GRANT OF LEASE. In consideration of Thirty Thousand Dollars ($30,000.00) paid to Owner by Metallica upon the execution of this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Owner, and in further consideration of the mutual covenants set forth herein, Owner does hereby grant, lease, let, give, and demise to Metallica, solely for the purposes stated herein, all those certain State of Alaska mining claims situated in the Bonnifield Mining District and in the Nenana Recording District, Alaska, being more particularly described in Exhibit "A" attached hereto and made a part hereof, together with all gold, silver, platinum, copper, lead, zinc, tin, and all other locatable minerals, locatable mineral substances, locatable mineral products, locatable mineral by-products, and locatable mineral materials, as defined by Alaska law, (hereinafter the "Claims"), together with all rights hereafter acquired by Owner to the Claims.

1.2 GRANTS OF RIGHTS. Subject to the rights reserved by Owner in Section 1.3, Owner hereby grants to Metallica the following rights, to the extent held by Owner, to be exercised upon and with respect to the Claims:

(a) To enter the Claims to survey, explore, prospect, drill, develop, mine, cross-mine, stockpile, remove, leach, concentrate, mill, smelt, beneficiate, process, ship, and market without limitation, all gold, silver, platinum, copper, lead, zinc, tin, and all other locatable minerals, locatable mineral substances, locatable mineral products, locatable mineral by-products, and locatable mineral materials, as defined by Alaska law, (hereinafter "Minerals");

(b) To construct, use, maintain, repair, replace, and relocate buildings, ore bins, shafts, declines, inclines, tunnels, drifts, open pits, reservoirs, tailings ponds, waste dumps, ore stockpiles, roads, power, and communication lines, and any other structures and facilities;

(c) To use the Claims for the storage or permanent disposal of Minerals, water, waste, or other materials produced from the Claims or other real property;

(d) To use all easements, means of access, and rights-of-way for ingress and egress to and from the Claims;

(e) To appropriate, develop, use, consume, and drain all water and water rights owned or controlled by Owner on or appurtenant to the Claims;

(f) To use any mining method, whether or not the method is in general use at the time of the execution of this Agreement, including, without limitation, underground mining, surface mining, and in situ mining;

(g) To exercise all other rights which are incidental to any and all of the rights referred to herein; and

(h) To use the Claims for all of the purposes stated in this Section in conjunction with Metallica's activities on other properties.

1.3 RIGHTS RESERVED BY OWNER. Until such time as Metallica makes a Development Decision (as defined in Exhibit B) on the Claims, Owner hereby reserves unto itself the right to conduct placer mining operations on the Claims at a level not to exceed the mining and or processing of more than 150,000 yards of Minerals or other materials on the Claims annually (the "Reserved Rights"). Owner's Reserved Rights are subject to the following:

(a) The exercise by Owner of any of the Reserved Rights shall be at Owner's sole risk and expense.

(b) Owner shall be solely responsible for obtaining any and all licenses, permits, and other approvals required by any federal, state, or local governmental entity which are applicable to the exercise by Owner of any of the Reserved Rights and Owner shall be solely responsible for the payment of all taxes, fees, penalties and assessments which are required by any federal, state or local governmental entity and which are applicable to Owner's Reserved Rights.

(c) With respect to all operations conducted by Owner under this Agreement, Owner shall comply with all applicable federal, state and local laws, rules and regulations, including environmental laws. Owner shall conduct reclamation as required under the applicable environmental laws with respect to operations conducted by it under this Agreement.

(d) Owner shall coordinate its planned operations with Metallica so as to minimize the extent to which either party's operations might reasonably interfere with the operations of the other party.

(e) Upon Metallica's request, Owner will promptly provide written verification to Metallica that Owner's placer mining operations conducted on the Claims have all necessary state of Alaska permits and that the operator has posted any required reclamation bonds or is a participant in the state of Alaska bonding pool.

2.0 TERM OF AGREEMENT

2.1 This Agreement is granted for a term of fifty (50) years from the date hereof (hereinafter "Term") unless sooner terminated as provided in Section 6.2.

3.0 PAYMENTS

3.1 BONUS. Metallica shall pay to Owner an execution bonus of Thirty Thousand Dollars ($30,000.00) upon the execution and delivery of this Agreement by Owner to Metallica, being the initial consideration recited in Section 1.1.

3.2 ANNUAL PAYMENTS. Metallica shall pay to Owner the annual advance royalty payments (hereinafter "Advance Royalty Payments") on or before the dates and in the amounts set forth below if Metallica has not, prior to the due date of such payment, delivered to Owner a Feasibility Study covering the Liberty Bell Project Area (as both are defined in Exhibit B). All Advance Royalty Payments paid to Owner shall be credited against any production royalties that accrue, as provided in Section 3.2(h) (Credit/Offset). Owner shall have no obligation to refund any Advance Royalty Payments. Metallica shall have the right to prepay any Advance Royalty Payment. The Advance Royalty Payments shall be in lieu of any obligation, expressed or implied, to explore or develop the Claims or perform any work thereon except as provided in Sections 5.7 and 5.8 of this Agreement.

PAYMENT SCHEDULE

ADVANCE ROYALTY PAYMENTS:

Payment Amount:	**Payment Due Date:**
$25,000	September 1,2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017, and annually thereafter as long as this Agreement remains effective.

Notwithstanding the foregoing payment schedule, Owner agrees that upon the delivery by Metallica of a Feasibility Study covering the Liberty Bell Project Area to Owner, the

annual Advance Royalty Payments subsequently due to Owner on each September 1 following the Feasibility Study delivery date shall be One Hundred Thousand Dollars ($100,000) per year.

3.2 PRODUCTION ROYALTY

(a) Net Smelter Returns. Upon the commencement of Commercial Production (as defined in Exhibit B) of Minerals from the Claims, Metallica shall pay Owner a Production Royalty (hereinafter "Production Royalty"), depending on the price of gold, equivalent to the percentage of the Net Smelter Returns (hereinafter "NSR") from Minerals produced and sold from the Claims according to the following schedule:

Gold Price: US$/oz	**Percent (%) of NSR payable to Owner**
< $300.00 / oz.	0.50%
$300.00 to $400.00 / oz.	1.00%
$400.01 to $500.00 / oz.	2.00%
$500.01 to $600.00 / oz.	2.50%
$600.01 to $700.00 / oz.	3.00%
$700.01 to $800.00 / oz.	3.50%
$800.01 to $900.00 / oz.	4.00%
$900.01 to $1,000.00 / oz.	4.50%
>$1000.00 / oz.	5.00%

For purposes herein, NSR for gold and silver shall be determined by multiplying the gross number of troy ounces produced (and for minerals other than gold and silver, the gross amount of the particular mineral produced) from the Claims and delivered to the smelter, refiner, processor, purchaser or other recipient of such production during the calendar quarter by the sales price which shall be determined in accordance with subsections (b), (c) and (e) below, less, but only to the extent actually incurred and borne by Metallica:

(i) all actual charges and costs, including insurance, for transportation of Minerals from Metallica's processing facilities at or near the Claims to the place of sale, whether transported by Metallica or a third party;

(ii) all actual charges, costs, deductions, and penalties for treatment, smelting and refining the Minerals (including any umpire charges) after said Minerals leave Metallica's processing facility at or near the Claims. For example, if Metallica produces a gold and/or silver concentrate at its processing facility, it shall be entitled to deduct all charges, costs, deductions, and penalties incurred by it in smelting and refining the concentrate into a final product for sale. If Metallica produces a gold and/or silver dore at its processing facility, which requires further refining, it shall be entitled to deduct all charges, costs, deductions, and penalties incurred by it in such further refining or processing. If Minerals are transported, processed, treated, smelted or refined by Metallica or an affiliate of Metallica, the terms of charges, costs, penalties and deductions thereof used for calculating the NSR shall be no less favorable than those which would be

extended to a non-affiliate party in an arms-length transaction for transportation, treatment, smelting, or refining of a like quantity and quality of such Minerals; and

(iii) severance, production, ad valorem, sales, net proceeds of mine, and any other similar taxes or fees (excluding income taxes) on Minerals mined from the Claims, payable on a pro-rata basis by Owner and Metallica.

(b) Sales Price. In respect to revenue derived from the sale of gold from the Claims, the NSR for any calendar quarter shall be calculated using the average of the (spot) market prices of gold during such calendar quarter, as announced by the London Bullion Houses (Second Fixing), less the deductions specified in Section 3.3(a) above.

(c) In respect to revenue derived from the sale of silver from the Claims, the NSR for any calendar quarter shall be calculated using the average of the (spot) market prices of silver during such calendar quarter, as announced by the London Bullion Market Association daily Silver fix, less the deductions specified in Section 3.3(a) above.

(d) In the event Metallica does not sell the gold or silver produced from the Claims during a quarter of production, a "sale" for the purposes of calculating Production Royalties shall be deemed to have occurred on the day Metallica receives a Settlement Statement from the refiner, setting forth the number of troy ounces of gold and/or silver transferred to the account of Metallica, or an affiliate or agent of Metallica.

(e) In respect to revenue derived from the sale of Minerals other than gold and silver from the Claims, the NSR for any calendar quarter shall be calculated on the amount of the proceeds actually received by Metallica during the calendar quarter from the sale of such Minerals, less the deductions specified in Section 3.3(a) above.

(f) If any Minerals from the Claims are sold for processing or treatment to a mill, smelter, or other processing facility owned or controlled by Metallica (or any subsidiary or affiliate of Metallica) or taken in kind by Metallica, then the sums paid to Metallica shall be deemed to be no less than the sums Metallica would have received if the sale had been to an independent mill, smelter, or processing facility reasonably available to Metallica at the time of delivery and after deducting those costs, charges, penalties, and taxes which are indicated in the definition of NSR set forth in Section 3.3(a) above. However, in no instance should the royalties earned and the payment received by Owners be less than if Metallica sent the ore to an independent smelter for further processing.

(g) The parties agree that Metallica shall have no obligation to account to the Owner for, and the Owner shall have no interest or right of participation in, any profits or proceeds of future contracts, forward sales, hedging, or any other similar marketing mechanisms employed by Metallica or its affiliates with respect to any Minerals produced from the Claims. Metallica shall have no obligation to fulfill any futures contracts, forward sales, hedging, or other contracts, which Metallica or any of its affiliates may hold, with Minerals produced from the Claims.

(h) Credit/Offset. All Advance Royalty Payments paid to Owner shall be recoupable as a credit and offset against any Production Royalty payments that may accrue during the term of this Agreement. In no instance will the annual production royalty payment be reduced below One Hundred Thousand Dollars ($100,000.00) as a result of the repayment of the Advance Royalty Payment, so long as production results in a Production Royalty payment in excess of the $100,000.00 figure in each calendar year.

3.4 PAYMENT METHOD. All payments owing to the Owner shall be paid by check or wire transfer to Owner. Owner shall be paid Production Royalty payments quarterly, on or before the 30th day of the month following each calendar quarter that Metallica receives proceeds from the sale of Minerals produced from the Claims. All payments shall be made to the Owner at the address specified in Section 12.3 (NOTICES). Owner may designate different receiving addresses or accounts consistent with Section 12.3. In the event of a future division of ownership interest, payment to a single address or account shall constitute full satisfaction of Metallica's obligation to pay Advance Royalty Payments or Production Royalties, and Metallica shall be relieved from any responsibility and liability for the future division of disbursements as among the various Owners.

3.5 OPTION TO BUY DOWN NSR ROYALTY. Owner hereby grants to Metallica, at any time during the period following the Effective Date of this Agreement up to and until two years following the date Commercial Production commences (as defined in Exhibit B), the option to buy down one percent (1%) of the NSR Royalty payable to Owner pursuant to Section 3.2 a. and thereby reduce the maximum Production Royalty payable to Owner from 5% of the NSR to 4% of the NSR, regardless of gold price, for a purchase price of One Million Dollars (US$1,000,000), (the "Option"). Metallica may exercise the Option at any time until two years following the date Commercial Production commences by sending written notice of its election to exercise the Option to Owner. Following Owner's receipt of such notice, the parties shall set a closing date for the execution of an amendment to this Lease reducing the NSR payable to Owner as herein described and for the payment to Owner of the One Million Dollar payment; all to occur as soon as reasonably practicable and in any event, within thirty (30) days following the date Owner receives such notice.

4.0 OWNER'S WARRANTIES, RIGHTS AND OBLIGATIONS

4.1 OWNER'S WARRANTIES. Owner covenants, warrants, and represents to Metallica as follows:

(a) That the Owner is the owner and is in possession of the full undivided ownership interest in the Claims free and clear of all liens, encumbrances and agreements with any other party, Owner has the right to enter into this Agreement and, subject to the paramount title of the State of Alaska, Owner knows of no other person(s) or entities claiming any interest in the Claims;

(b) Owner is not aware of nor has Owner received notice from any federal, state, or local governmental agency that there exists on the Claims any physical or environmental condition which constitutes a violation of any applicable federal, state, or local

governmental law, regulation, or ordinance. Owner retains full responsibility for any physical or environmental conditions existing on the Claims as of the Effective Date or arising from or relating to Owner's acts or activities with respect to the Claims occurring on or before the Effective Date of this Agreement or resulting from Owner's Reserved Rights pursuant to Section 1.3 occurring either before or after the Effective Date of this Agreement and Owner agrees to indemnify and hold Metallica harmless from any such liabilities or obligations;

(c) Owner will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d) The execution and delivery of this Agreement by Owner , the performance by Owner of its agreements hereunder, and the consummation by Owner of the transactions contemplated hereby have been duly authorized and this Agreement constitutes valid, legally binding obligations on Owner, enforceable with its terms;

(f) To the best of Owner's knowledge and belief, the Claims have been properly located and maintained under the laws and regulations of the State of Alaska, including but not limited to the filing of all required assessment work and payment of all required rentals on the Claims through the annual assessment year ending on September 1, 2007, and are valid and in good standing and that Owner has provided Metallica access to all relevant information and data in its possession or control concerning the Claims and title to the Claims;

(g) There are no actual, pending or threatened claims, litigation, or administrative proceedings involving the Claims;

(h) Owner has not granted to any party other than Metallica any interest or any right to obtain an interest in the Claims. This does not affect any estate planning programs of Owners, provided however, that any transfer of the Claims for such purposes shall be expressly made subject to this Agreement; and

(i) To the best of Owner's knowledge and belief, there exist no material facts or circumstances, laws or regulations applicable to this Agreement or the Claims which have not been previously disclosed to Metallica and which should be disclosed to prevent the representations made under this Agreement from being materially misleading or to permit Metallica to accurately and adequately assess any commercial or mining risk inherent in the performance of this Agreement.

4.2 TITLE. Upon request by Metallica, Owner shall provide Metallica with recording data with respect to deeds, easements, or other documents which bear upon Owner's title to the Claims, and shall provide Metallica with copies of all such documents and all title reports and abstracts in Owner's possession or control. Owner shall, upon Metallica's request, record any such document in Owner's possession or control which has not been recorded.

4.3 LESSER INTEREST. Without impairment of the covenants and warranties of title contained in this Agreement, if Owner owns less than the entire undivided estate in the Claims, all Agreement payments shall be proportionately reduced, and all payments due under this Agreement shall be payable to Owner only in the proportion that Owner's actual ownership interest in the Claims bears to the whole and undivided estate.

4.4 AFTER-ACQUIRED RIGHTS. Should Owner acquire any right or interest in the Claims or in any property within the boundaries of the Claims while this Agreement is in effect, Owner shall promptly notify Metallica in writing of the acquisition. At Metallica's sole election, such right or interest shall become part of the Claims and subject to this Agreement and Owner shall sign, acknowledge, and deliver to Metallica an Amendment to this Agreement and to the Memorandum of this Agreement so as to include such right or interest.

4.5 INSPECTION

(a) Owner and its agents, employees, or personal representatives, duly authorized in writing, may inspect the activities and operations of Metallica, as well as all non-proprietary documents and data pertaining to such activities and operations or to this Agreement, on the Claims or in Metallica's offices during normal business hours, provided, however, that (i) such inspection shall be made upon no less than twenty-four (24) hours prior notice given to Metallica, and (ii) only under the reasonable control and direction of Metallica.

(b) Owner, in the exercise of this right, shall hold Metallica harmless from all claims for damages arising out of any death, personal injury, or property damage sustained by Owner, its agents, employees, or personal representatives while in or upon the Claims, unless such death or injury arises as a direct result of the negligence or willful misconduct of Metallica.

4.7 DATA. Owner represents that Owner has made available to Metallica all drill core and copies of all geological, geophysical, geochemical, and engineering data and maps, logs of drill holes, results of assaying and sampling, and disclosed all additional data and information in Owner's possession or control which may impact Metallica's rights and obligations under this Agreement.

4.8 MAINTENANCE OF CLAIMS. Unless otherwise agreed in writing, Metallica agrees to perform the obligations of Owner to maintain the Claims during the term of this Agreement as provided in Sections 5.7 (a), (b) and (c).

5.0 METALLICA'S WARRANTIES AND OBLIGATIONS

5.1 METALLICA'S WARRANTIES. Metallica covenants, warrants, and represents that:

(a) Metallica is an Alaska corporation duly formed and is in good standing in Alaska and that it is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

(b) The execution and delivery of this Agreement by Metallica, the performance by Metallica of its agreements hereunder, and the consummation by Metallica of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and this Agreement constitutes valid and binding obligations on Metallica enforceable in accordance with its terms:

(c) Metallica will not breach any other agreement or arrangement by entering into or performing this Agreement; and

(d) The persons executing this Agreement on behalf of Metallica have been properly authorized to execute this Agreement.

5.2 OPERATIONS

(a) Exploration, Mining, and other Operations. Metallica shall conduct all operations on the Claims in good and workmanlike manner and in accordance with accepted mining practices. All decisions with respect to exploration, development, and mining of the Claims and the selling of Minerals from the Claims, including all decisions regarding the commencement, suspension, resumption, or termination of any operation, shall be made by Metallica in its sole discretion.

(b) Compliance with Laws and Regulations. Metallica shall comply with all valid state, federal, and local laws and regulations governing its operations on the Claims. If this Agreement is inconsistent with or contrary to any law or regulation, the law or regulation shall control and this Agreement shall be deemed to be modified accordingly.

(c) Maintenance/Roads. Metallica agrees to maintain all existing roads, camps, drill sites, and mines used by it in a good and workmanlike manner. Metallica may construct and maintain, at its own expense, any additional roads deemed to be reasonably necessary or convenient for the conduct of Metallica's operations on the Claims or on other property. All additional roads shall be constructed and maintained in such a manner as to bear the traffic necessary to Metallica's operations. Owner may use any additional road so long as its use does not interfere with Metallica's use.

(d) Cross-Mining Rights and Access. During the term of this Agreement, Metallica is hereby granted the right, if it so elects, to possess and use all or any part of the Claims and any or all structures, facilities, tunnels, shafts, pits, openings, ditches, pipelines, equipment, machinery, roads, haulage ways, and other improvements or appurtenances existing thereon or thereunder for the purpose of developing, producing, removing, extracting, mining, stockpiling, storing, depositing, and transporting Minerals from any adjoining or nearby property owned, controlled, or operated by Metallica as part of an operation, including the Claims, and for any other purposes, including access, connected with exploration, development, production, or reclamation operations on such adjoining

or nearby property, excluding the narrow gauge boxcar and all personal property contents located within said boxcar, which Owner will need to use during the period of placer mining allowed within this Contract.

(e) Tailings and Residue. All tailings and other residue resulting from extraction, milling, processing, dumping, or other operations upon the Claims shall be the sole and exclusive property of Metallica, subject, however, to Production Royalty payments for the processing or further processing thereof. Metallica shall take all actions necessary to properly manage, store, reclaim, stabilize, or prepare such tailings and other residue so as to prevent any release, discharge, or emission of any toxic or hazardous substance or waste (as defined by any applicable law), and otherwise to manage the operation so as to comply with all environmental laws. Such tailings and other residue remaining on or in the Claims after expiration of the twelve (12) month period following termination of this Agreement shall become the property of Owner, provided, that Metallica shall hold Owner harmless for any liability, cost or loss that arises from any tailings or other residue placed, stored, used, or processed on the Claims and resulting from Metallica's operations, but excluding any such liabilities, costs or losses resulting from Owner's Reserved Rights pursuant to Section 1.3.

(f) Metallica shall keep the Claims free of liens for labor performed and materials furnished for Metallica's operations on the Claims during the term of this Agreement.

5.3 COMMINGLING. Metallica shall have the right to commingle the Minerals produced from the Claims with similar ore or minerals from other properties owned, leased, or controlled by Metallica; provided, however, that before commingling, Metallica shall calculate from representative samples the average grade of the Minerals from the Claims and shall either weigh or volumetrically calculate the number of tons of ore from the Claims to be commingled. As upgraded products (such as dore or concentrates) are produced from the commingled Minerals, Metallica shall calculate from representative samples the average percent recovery of such upgraded products produced from the commingled Minerals. In obtaining representative samples and calculating the average grade of commingled ores and average percentage of recovery, Metallica may use any procedures generally acceptable in the mining and metallurgical industry which Metallica believes to be accurate and cost effective for the type of mining and processing activity being conducted. In addition, comparable procedures may be used by Metallica to apportion among the commingled Minerals any penalty charges imposed by the refiner on commingled Minerals or concentrates. The records relating to commingled Minerals shall be available for inspection by the Owner, at the Owner's sole expense, at all reasonable times.

5.4 INSURANCE. Metallica shall carry at all times during the term of this Agreement workmen's compensation and other insurance required by state laws and mining regulations, or Metallica may self-insure as to such matters if it qualifies as a self-insurer under the appropriate laws and regulations.

5.5 ADVERSE CLAIMS. In case of suit, adverse claim, dispute or questions, as to the ownership of the Claims, the Advance Royalty Payments, Production Royalties, or

any interest therein, payable under this Agreement, Metallica may, at its sole discretion, deposit the payment (or the portion of the payment in dispute, if less than the whole payment is in dispute) into an escrow account and Metallica shall not be held in default in payment thereof until such suit, claim, dispute, or question has been finally disposed of. The instructions for said escrow agent shall specifically include directions to the escrow agent to invest the deposited funds for maximum economic return consistent with said escrow agent's investment policy including, but not limited to, debt obligations of the United States Government, mutual investment trust funds invested primarily in obligations of the United States Government or its agencies (i.e., so-called "Money Market" Funds such as the Capital Preservation Funds), and certificates of deposit or savings accounts of any bank or savings and loan association insured by an instrumentality of the United States Government. In the event payments are deposited in an escrow account, Metallica shall be entitled to recover all escrow fees and other costs incurred by Metallica in establishing and maintaining an escrow account. Any payments so withheld shall be paid within thirty (30) days after Metallica has been furnished with the original instruments disposing of the suit, claim, or dispute (or certified copies thereof), or after Metallica has been furnished with proof sufficient, in Metallica's reasonable opinion, to settle the question. If the rights or interests granted Metallica hereunder are disputed, it shall not be counted against Metallica either as affecting the term of the Agreement (which shall be extended by the period of dispute) or for any other purpose, and Metallica may withhold all payments due Owner hereunder until there is a final adjudication or other determination of the dispute.

5.6 BOOKS, RECORDS, AND INFORMATION.

(a) Metallica shall keep accurate records of Minerals derived and sold from the Claims and of calculations relative to Production Royalty payments and commingled ore from the Claims. Production Royalty payments and adjustments shall be accompanied by a statement of Production Royalty payment calculations, deductions, and adjustments. Within ninety (90) days following the end of each calendar year, Metallica shall furnish Owner an unaudited year-end statement showing the amount of Production Royalties paid Owner during the year. All year-end statements shall be conclusively presumed true and correct two (2) years from the date furnished to Owner, unless within said period Owner takes written exception, specifying with particularity the items excepted to and the ground of each exception. Upon thirty (30) days prior written notice, Owner shall be entitled to an annual independent audit of the matters covered by the statement, during normal business hours and at Owner's expense, provided it selects for the audit an accounting firm of recognized standing, at least one of whose members is a member of the American Institute of Certified Public Accountants.

(b) Annually, by January 30 of each year during the term of this Agreement, Metallica shall provide Owner with copies of all of Metallica's factual data pertaining to the Claims including, but not limited to, core analysis, drill hole logs, and assays taken from the Claims, and all other such factual information pertaining to the Claims. In the event Metallica relinquishes the Claims, Metallica shall provide Owner with copies of all such information which has not previously been provided to Owner. All such information shall be solely for the benefit of Owner and Metallica makes no representation or warranty as to the accuracy

or completeness of any such data or information, and shall not, in any way, be liable on account of any use by Owner or any other person of any such data or information. Metallica shall not be responsible for any loss or destruction of drill core.

5.7 MAINTENANCE OF CLAIMS

(a) Assessment Work. For year 2008, and for each subsequent year that this Agreement is in effect on May 1 of each such year, Metallica shall be obligated to either perform assessment work or to reimburse Owner for paying cash in lieu of performing the annual assessment work on the Claims, if required by law to maintain the Claims in good standing. Metallica shall provide Owner with all necessary documentation that it has completed the assessment work or shall reimburse Owner for the cash in lieu payment for the Claims at least fifteen (15) days prior to the date such assessment work or cash in lieu payment is required to be filed. Metallica agrees to notify Owner as to the general nature and extent of the work that Metallica intends to perform on the Claims during the summer field season by May 31 annually and provide Owner with a report by October 15 annually describing the nature and extent of the work actually completed during the annual summer field season during the term of this Agreement. Owner agrees to notify Metallica as to the general nature and extent of the work that Owner intends to perform on the Claims during the summer field season by May 31 annually and provide Metallica with a report by October 15 annually describing the nature and extent of the work actually completed by Owner during the annual summer field season during the term of this Agreement.

Metallica agrees to prepare, record, and file all required affidavits describing said work (or in lieu payment) with all appropriate offices in such manner as is required to maintain the Claims in good standing at least fifteen (15) days prior to the legally mandated deadline for such recordings and filings, and Metallica shall deliver to Owner at least fifteen (15) days prior to the legally mandated deadline for any such recording or filing a copy of the relevant affidavit that has been or will be filed with the appropriate offices. Nothing herein shall prohibit Owner from undertaking to perform any of the foregoing tasks, but any such performance by Owner shall not excuse Metallica from the obligation to perform the foregoing tasks.

(b) Government Rentals. For year 2008, and for each subsequent year during the term of this Agreement, if this Agreement is in effect on the thirtieth (30th) day prior to the day on which any governmental rental must be paid to maintain the Claims in good standing, then on such 30th day prior to the legally established due date, Metallica shall pay the governmental entity entitled to the rental.

Metallica agrees to pay such rental and to deliver to Owner evidence that it has paid the rental at least fifteen (15) days prior to the legally established rental due date. Nothing herein shall prohibit Owner from undertaking to perform the foregoing task, but any such performance by Owner shall not excuse Metallica from the obligation to perform the foregoing task.

(c) Government Royalties. In order to maintain the Claims in good standing each party will file in a timely manner with the governmental entity entitled thereto all royalty returns required to be filed by it under AS 38.05.212 in connection with the exercise by it of any of its rights hereunder and will pay in a timely manner to the governmental entity entitled thereto all royalty due under AS 38.05.212 on the net income realized by that party from the exercise of such rights.

(d) Amendment; Relocation; Leasing. During the term of this Agreement, Metallica shall have the right (but not the obligation), in the name of Owner, to amend or relocate any or all of the Claims, to locate any existing fractions or fractions resulting from such actions, to apply for and obtain state upland mining leases for any or all of the Claims, to apply for state millsite leases for lands included in any of the Claims, and to take such other actions respecting any or all of the Claims or the lands included therein as may be authorized by existing or any future state mining laws and as reasonably may be determined by Metallica to be necessary or desirable in connection with or in furtherance of operations under this Agreement or the protection or advancement of Metallica's rights under this Agreement. Provided, however, that whenever Metallica elects to apply for one or more state upland mining leases for any of the Claims, at least 30 days prior to the filing of any such applications, Metallica shall notify the Owner as to which of the Claims that Metallica intends to include in such applications. All such acquisitions shall constitute part of the Claims under this Agreement and the rights of Metallica and the Owner under this Agreement shall extend to all mining claims, leasehold locations, leases, and other interests located, amended, relocated, applied for, acquired, or otherwise affected by actions taken pursuant to this Section 5.7 (d). All expenses incurred by Metallica in connection with such actions shall be borne by Metallica. This does not give Metallica the right or authority to overstake Owners' claims with the intent to divest Owners of such claims.

(e) Metallica shall not be liable nor in default under this Agreement on account of holdings by any court or governmental agency that the effect of the work so elected and performed by Metallica does not constitute the required annual assessment work for the purposes of preserving title to the Claims provided that the assessment work performed by Metallica hereunder shall be of a kind generally performed by the mining industry in Alaska as assessment work on State of Alaska mining claims and that Metallica has expended a total amount sufficient to meet the minimum assessment work requirements with respect to all of the Claims.

5.8 WORK COMMITMENT.

(a) Metallica agrees to perform annual Work Expenditures (as defined in Exhibit B) of not less than Twenty Five Thousand Dollars ($25,000) per year on the Claims during each of the first five (5) calendar years of this Agreement for a total commitment of One Hundred Twenty Five Thousand Dollars by December 31, 2012 (the "Work Commitment").

(b) Work Expenditures in excess of the minimum requirements for any Work Commitment year will be applied to subsequent Work Commitment years. If, in any

Work Commitment year, Metallica fails to meet the minimum required Work Expenditure, Metallica may, at its election, add the balance of the annual Work Commitment due to the following year's Work Commitment, but not beyond the following year, or pay Owner in cash, the difference between the amount actually expended and the Work Expenditure requirement for the year.

5.9 COMPLIANCE WITH LAWS. With respect to all operations conducted by Metallica under this Agreement, Metallica shall comply with all applicable federal, state and local laws, rules and regulations, including environmental laws. Metallica shall conduct reclamation as required under the applicable environmental laws with respect to operations conducted by it under this Agreement.

6.0 TERMINATION, SURRENDER, AND DEFAULT

6.1 DEFAULT. Should Metallica fail to comply with any of the provisions of the Agreement, and should Metallica not initiate and diligently pursue steps to correct the default within thirty (30) days after written notice has been given to it by Owner specifying with particularity the nature of the default, then upon the expiration of the thirty (30) day period, all rights of Metallica under this Agreement, except as provided hereunder and in Section 6.4 (REMOVAL OF PROPERTY), shall terminate, and all liabilities and obligations of Metallica, except those liabilities existing on the date of termination, shall terminate. Any default claimed with respect to the payment of money may be cured by the deposit in escrow in the manner set forth in Section 5.5 (ADVERSE CLAIMS), of the amount in controversy (not including claimed consequential, special, exemplary, or punitive damages) and the giving of notice of the deposit to Owner, the amount to remain in escrow until the controversy is resolved or until there has been a final determination of the controversy by arbitrators or a court of competent jurisdiction.

Should Metallica, by notice to Owner, dispute the existence of a default, then this Agreement shall not terminate hereunder unless Metallica does not initiate and diligently pursue steps to correct the default within thirty (30) days after the default has been determined by a final decision of arbitrators or a court of competent jurisdiction.

6.2 TERMINATION. Metallica may terminate this Agreement at any time as to all or any portion of the Claims by giving Owner written notice at least thirty (30) days prior to the actual date of termination. In the event of partial termination, the payments due to Owner hereunder shall not be reduced. Upon the effective date of termination, all rights of Metallica under this Agreement with respect to the Claims, or portion of the Claims surrendered, shall terminate except as provided for in Section 6.4 (REMOVAL OF PROPERTY) and all obligations of Metallica with respect to the Claims or portion of the Claims surrendered, shall terminate except for obligations accrued by Metallica prior to the effective date of termination.

6.3 RIGHTS NOT TO BE SUSPENDED. Any dispute between the parties or resolution thereof relating to this Agreement shall not interfere with nor affect any right Metallica may have under this Agreement.

6.4 REMOVAL OF PROPERTY. For a period of twelve (12) months following the termination of this Agreement, Metallica shall have the right, but not the obligation, except as required by law or regulation, to remove from the Claims all broken or stockpiled Minerals (subject to the obligation to pay Production Royalties provided for in this Agreement), dumps, tailings, and residue, and all buildings, structures, machinery, equipment, personal property, fixtures, and improvements owned by Metallica or erected or placed on the Claims by Metallica. Metallica may keep one or more watchmen on the Claims during the twelve-month period.

7.0 FORCE MAJEURE

(a) Metallica's failure to perform or to comply with any of the covenants or conditions under this Agreement by a condition of Force Majeure shall not be grounds for default, cancellation, termination, or forfeiture of this Agreement. Force Majeure means any cause or condition beyond Metallica's reasonable control during which time failure to perform under this Agreement is caused or compliance with prevented by severe weather, explosion, unusual mining casualty, damage to or destruction of mill or mill plant facility, fire, flood, civil or military authority, insurrection, strikes, riots, fuel shortages not due to the negligence or lack of diligence by Metallica, judicial orders, litigation, governmental actions, policies or regulations, which substantially restrict or inhibit Metallica's operations on the Claims, inability to obtain any license, permit, or other authorization that may be required to conduct operations on the Claims, acts of God, or any circumstance or condition beyond the control of Metallica. Should Metallica, for reasonable cause, claim the existence of a condition of Force Majeure, Metallica shall be excused from and not held liable for such failure to perform or comply. The term of this Agreement shall be extended for an additional period equal to the duration of the period of Force Majeure. Should Metallica claim the existence of a condition of Force Majeure, it shall promptly notify Owner in writing of such occurrence, describe the estimated extent of any delays likely to result therefrom, and shall similarly so notify the Owner upon cessation of the condition of Force Majeure.

(b) In the event of a delay caused by Force Majeure, Metallica shall exercise reasonable diligence to resume its obligations and activities pursuant to this Agreement.

(c) Metallica shall have the right to determine and settle any strike, lockout, or industrial disturbance in its sole discretion, and the aforesaid requirement of exercising reasonable diligence to resume operations shall not require Metallica to accede to any demand or position of any other party involved in such strike, lockout, or industrial dispute.

(d) Notwithstanding the above, Metallica shall not be excused by any of the provisions of Section 7.0 of this Agreement from the obligation to make any payments (including, but not limited to, Advance Royalty Payments) arising under this Agreement.

8.0 RIGHT OF FIRST OFFER

If Owner desires to transfer all or any part of its interest in the Claims, in this Agreement, or in the Payments to any third party, Metallica shall have the right of first offer to acquire such interest as provided for in this Section 8.0. Nothing in this provision affects Owners' rights with respect to their estate planning goals, provided however, that any transfer of the Claims for such purposes shall be expressly made subject to this Agreement.

(a) If Owner intends to transfer all or any part of its interest in the Claims, in this Agreement, or in the Payments, Owner shall promptly notify Metallica of its intentions. The notice shall state the price and all other pertinent terms and conditions of the intended transfer, which shall be for a monetary consideration only. Metallica shall have sixty (60) days from the date such notice is delivered to notify Owner whether it elects to acquire the offered interest at the same price and on the same terms and conditions as set forth in the notice. If Metallica does so elect, the transfer shall be consummated promptly after notice of such election is delivered to the Owner. Nothing in this provision affects Owners' rights with respect to their estate planning goals, provided however, that any transfer of the Claims for such purposes shall be expressly made subject to this Agreement.

(b) If Metallica fails to so elect within the period provided for in Section 8.0(a), Owner shall have one hundred eighty (180) days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favorable to the Owner than those set forth in the notice required in Section 8.0(a) above. If Owner consummates the transfer to a third party, Owner will promptly notify Metallica in writing of the transfer and will provide Metallica with documentation of the terms of the transfer.

(c) If Owner fails to consummate the transfer to a third party within the period set forth in Section 8.0(b), Metallica's right of first offer shall be deemed to be revived. Any subsequent proposal to transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 8.0.

9.0 INDEMNIFICATIONS

9.1 Indemnification of Owner by Metallica. Metallica shall hold Owner harmless for all claims, loss, liability, liens or expense of any kind, including but not limited to applicable environmental laws and regulations, arising from or related to Metallica's activities on the Claims, excepting therefrom such claims or liability caused by the negligence or willful misconduct of Owner, its agents, or employees. Metallica agrees to indemnify Owner against any such claims or liability, including all costs and reasonable attorney's fees incurred by Owner in defending against such claim or liability. Without limiting the survival of any other promises made in this Agreement, the parties hereby agree that the promises contained in this Section 9.1 shall survive the expiration or termination of this Agreement.

9.2 Indemnification of Metallica by Owner. Owner shall hold Metallica harmless for all claims, loss, liability, liens or expense of any kind, including but not limited to applicable environmental laws and regulations, arising from or related to Owner's activities on the Claims, excepting therefrom such claims or liability caused by the negligence or willful misconduct of Metallica, its agents, or employees. Owner agrees to indemnify Metallica against any such claims or liability, including all costs and reasonable attorney's fees incurred by Metallica in defending against such claim or liability. Without limiting the survival of any other promises made in this Agreement, the parties hereby agree that the promises contained in this Section 9.2 shall survive the expiration or termination of this Agreement.

10.0 CONFIDENTIALITY During the term of this Agreement, and except as provided below, the financial terms of this Agreement and all geological and other material information provided to Owner by Metallica concerning the Claims shall be held confidential by Owner and shall not be disclosed to third parties by Owner.

Exceptions. Notwithstanding the foregoing, the obligations of confidentiality above shall not apply to the following:

(a) Disclosures of information to an attorney, accountant, consultant, employee, contractor, or subcontractor of Owner that has a bona fide need to be informed and on terms of confidentiality at least as onerous as those in this Agreement;

(b) Disclosure of information to any third party with whom Owner is conducting bona fide negotiations in connection with a sale, assignment, mortgage, pledge, or other transfer of an interest in the Claims or its rights under this Agreement and on terms of confidentiality at least as onerous as those in this Agreement;

(c) Disclosures of information that Owner can show that at the time of disclosure is in the public domain;

(d) Disclosures of information that Owner can show that after disclosure is published or otherwise becomes part of the public domain through no fault of the Owner (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain);

(e) Disclosures of information that Owner can show already was in the possession of Owner at the time of disclosure and was not obtained from Metallica and that without breach of any obligation to a third party, the Owner is free to disclose to others;

(f) Disclosure of information that the Owner can show is required by applicable law to be disclosed, or is necessary to defend or prosecute judicial or arbitral proceedings but only after notice of such required disclosure is given in writing to Metallica having at least five (5) business days to seek an appropriate court protective order to keep such information confidential.

11.0 ASSIGNMENT/MULTIPLE PARTIES

(a) Metallica and Owner may assign all or any portion of their rights under this Agreement, subject to the provisions set forth below.

(b) Owner's right to assign any interest under this Agreement shall be subject to Metallica's right of first offer as set forth in Section 8.0. No change or division of the ownership of the Claims or the payments provided for herein, however accomplished, shall enlarge the obligations nor diminish the rights of Metallica. Owner covenants that any change in ownership shall be accomplished in such a manner that Metallica shall be required to make payments and to give notices to but one person, firm, or corporation. No change or division in ownership shall be binding on Metallica until thirty (30) days after Owner has delivered Metallica a certified copy of the recorded instrument evidencing the change or division. Nothing in this provision shall affect Owners' rights with respect to their estate planning goals, provided however, that any transfer of the Claims for such purposes shall be expressly made subject to this Agreement.

12.0 GENERAL PROVISIONS

12.1 MEMORANDUM. Metallica and Owner agree to enter into a Memorandum of this Agreement for the sole purpose of giving notice of the existence of this Agreement. Metallica may record the Memorandum or this Agreement, or both, as it may elect.

12.2 ADDITIONAL DOCUMENTS. Owner shall provide Metallica with such additional title documents as may be necessary to carry out the purposes of this Agreement. If conditions change by reason of conveyances, assignments, or other matters relating to the title or description of the Claims, Owner and Metallica shall execute amendments to this Agreement and the Memorandum, and any other documents which may be necessary or convenient to reflect the changed conditions.

12.3 NOTICES. Any notice required or desired to be given under this Agreement shall be effective when personally served upon the party to be given such notice at the address designated below when deposited in the United States mail, certified return requested, or registered with postage thereon fully paid, when deposited with an express courier, or transmitted by facsimile, e-mail, or other electronic means of written communication. Until notified otherwise in writing, the addresses for such notices shall be:

Owner:

Timothy Ruppert and Patricia Ruppert
219 W. South Street
Nokomis, Illinois 62075

Telephone: (217) 823-2787
Fax:____________________

Metallica:

Metallica Resources Alaska, Inc.
c/o Metallica Management Inc.
Attention: Vice President Exploration
12200 East Briarwood Ave., Suite 165
Centennial, Colorado 80112

Telephone: (303) 796-0229
Fax: (303) 796-0265

No change in address shall be binding on the other party until thirty (30) days after notice is communicated in the above manner. Routine or regular periodic reports and statements hereunder may be sent by regular mail so addressed.

12.4 SEVERABILITY. Should any court or administrative body of competent jurisdiction determine that any part, term, or provision of this Agreement is unenforceable, illegal, or in conflict with any state, federal, or local law, then, such part, term, or provision shall be considered severable from the rest of the Agreement, and the remaining provisions of the Agreement shall not be thereby affected, and this Agreement shall be construed and enforced as if the Agreement did not contain such part, term, or provision.

12.5 SOLE AGREEMENT. This Agreement, together with its exhibits, contains the entire agreement by and between Owner and Metallica and shall supersede all prior agreements and understandings between the parties with respect to the Claims. This Agreement shall not be modified or amended except by a writing signed by the parties hereto.

12.6 BINDING EFFECT, CONSTRUCTION, AND ENFORCEMENT. All covenants, conditions, and terms of this Agreement shall be of benefit to and run with the Claims and shall bind and inure to the benefit of the parties hereto, their respective heirs, successors, personal representatives and assigns. This Agreement shall be construed and enforced in accordance with the laws of the State of Alaska.

12.7 TITLES. The titles to the respective sections hereof shall not be deemed a part of this Agreement but shall be regarded as having been used for convenience only.

12.8 RELATIONSHIP. Nothing contained in this Agreement shall be construed or deemed to create or constitute a joint venture, mining partnership, commercial partnership, or other partnership in relation.

12.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original. If any person named as Owner does not execute this Agreement, it shall nevertheless be binding upon those persons executing it.

12.10 CURRENCY. All references to dollars in this Agreement refer to United States currency.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

OWNER:

Timothy Ruppert (signature)
Timothy Ruppert

Patricia Ruppert (signature)
Patricia Ruppert

METALLICA
METALLICA RESOURCES ALASKA, INC.

By: (signature)

Title: VICE PRESIDENT OF EXPLORATION

STATE OF Illinois)
)ss.
COUNTY OF Montgomery)

On this 23 day of January, 2008, before me, the undersigned, a Notary Public, the personally appeared Timothy Ruppert and Patricia Ruppert to me known to be the identical individuals described in and who executed the foregoing instrument and who acknowledged to me that they that they executed the same freely and voluntarily for the uses and purposes therein mentioned.

WITNESS my hand and official seal this 23rd day of January, 2008.

[SEAL]

OFFICIAL SEAL
LOREN W COMPTON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/09/09

Loren W Compton (signature)
Notary Public

My Commission Expires: 07/09/09

STATE OF Colorado)
)ss.
COUNTY OF Douglas)

On this 24th day of January, 2008, before me, the undersigned, a Notary Public, personally appeared Mark A. Petersen, known to me to be the Vice President Exploration of Metallica Resources Alaska, Inc., an Alaska corporation, that executed the within instrument, and acknowledged to me that such corporation executed the same.

WITNESS my hand and official seal this 24th day of January, 2008.

[SEAL]

Lopez
Notary Public

My Commission Expires: July 17, 2011

EXHIBIT A
to
MINING LEASE AGREEMENT
between
Timothy Ruppert and Patricia Ruppert and Metallica Resources Alaska, Inc.

DESCRIPTION OF STATE OF ALASKA MINING CLAIMS IN THE BONNIFIELD MINING DISTRICT:

Claim Name	Date of Posting	Date of Recording	Nenana Recording District Book/Page or Document No.	Original Locator	ADL Number
Totem #1	1/22/94	2/23/94	51/798-799	Chad Craft	544377
Totem #2	1/22/94	2/23/94	51/800	Chad Craft	544378
Totem #3	1/23/94	2/23/94	51/801	Chad Craft	544379
Totem #4	1/29/94	2/23194	51/802	Chad Craft	544380
Totem #6	1/29/94	2/23/94	51/804	Chad Craft	544382
Totem #7	1130/94	2/23/94	51/805	Chad Craft	544383
Totem #6	1130/94	2/23/94	51/806	Chad Craft	544384
Totem #11	1130/94	2123/94	51/809	Chad Craft	544387
Totem #12	1/30/94	2/23/94	51/810	Chad Craft	544388
Totem #18	1/23/94	2/23/94	51/816	Chad Craft	544394
Nu-View #1	6/02/04	6/04/04	2004-000447-0	Patricia Ruppert	606215
Nu-View #2	6/02/04	6/04/04	2004-000448-0	Patricia Ruppert	606216
Nu-View #3	6/02/04	6/04/04	2004-000449-0	Patricia Ruppert	606217
Nu-View #4	6/02/04	6/04/04	2004-000450-0	Patricia Ruppert	606218
Nu-View #5	6/02/04	6/04/04	2004-000451-0	Patricia Ruppert	606219
Nu-View #6	6/02/04	6/04/04	2004-000452-0	Patricia Ruppert	606220
Nu-View #7	6/02/04	6/04/04	2004-000452-0	Patricia Ruppert	606221

EXHIBIT B
to
MINING LEASE AGREEMENT
between
Timothy Ruppert and Patricia Ruppert and Metallica Resources Alaska, Inc.

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

"Commercial Production" means and is deemed to have been achieved when the first commercial sale of more than $25,000 of Minerals from the Claims after the delivery of the Feasibility Study has occurred.

"Development" means the preparation of the relevant Claims for the removal and recovery of valuable Minerals, the construction or installation of a mill, processing and other ancillary facilities, the development of underground and above ground structures to access the Minerals, the location and construction of needed utility lines, construction of any man camp and other housing facilities, the preparation of the surface and construction of various facilities, installations and other ancillary facilities needed for the extraction, removal, handling, processing and transportation of the Minerals, and any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Minerals.

"Development Decision" means the approval by Metallica's Board of Directors to proceed with Development on the Claims, as Development is defined in this Exhibit B.

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Minerals, including but not limited to additional drilling required after discovery of potentially commercial mineralization, and including related compliance with environmental laws.

"Feasibility Study" means a written report setting forth in detail an analysis of the economic and commercial viability of conducting operations for the production and sale of Minerals from a mine in the Liberty Bell Project Area that recommends that all or part of the Liberty Bell Project Area should be brought into Commercial Production. It shall also describe in detail the method by which Commercial Production should be achieved and continued, including, where applicable, reasonably anticipated exploration costs that a mine operator would undertake to identify and quantify new mining reserves in the Liberty Bell Project Area and shall also contain an analysis of applicable environmental laws, the requirements of environmental permits, and an estimate of the cost of complying with such laws. Such report shall be in such form as is ordinarily necessary to satisfy substantial international financing institutions for the purpose of determining the advisability of providing project financing on a commercially competitive basis taking

into consideration all relevant criteria deemed to be both normal and prudent for the mining industry in the United States.

"Liberty Bell Project Area" means the mining claims and other real property interests owned or controlled by Metallica within the Bonnifield Mining District, in the Nenana Recording District, State of Alaska.

"Work Expenditures" means costs, expenses and outlays incurred or made on or in relation to the Claims, and computed in accordance with generally accepted accounting principles consistently applied, at any time after the Effective Date of the Agreement for the purpose of prospecting, drilling, exploring, or developing the Claims, including without limitation the following costs and expenses:

(a) Actual salaries, benefit costs and wages of employees or contractors of Metallica who are actually performing Exploration and Development activities within or benefiting the Claims.

(b) Costs and expenses for the use of machinery, equipment and supplies required for Exploration and Development activities within or benefiting the Claims.

(c) Travel expenses, camp expenses and transportation of employees and contractors, materials equipment and supplies necessary or convenient for the conduct of Exploration and Development.

(d) Payments to contractors and consultants for work on Exploration, Development, reclamation, and related activities on or benefiting the Claims.

(e) Costs of assays and other costs incurred to determine the quality and quantity of minerals within the Claims.

(f) Costs incurred to obtain permits, rights-of-way and other similar rights as may be incurred in connection with Exploration and Development activities within the Claims.

(g) Costs incurred in preparation and acquisition of environmental permits necessary to commence, carry out or complete Exploration, Development, and related activities within or for the benefit of the Claims.

(h) Costs and expenses of preparing pre-feasibility Studies and Feasibility Studies to evaluate the economic feasibility of mining on the Claims.

(i) Legal and attorney fees related to maintaining the Claims in good legal standing and actions related to claim contests and title curative actions brought in good faith (including the expenses of those persons that assist them in rendering these legal services).

(j) All taxes levied against the Claims and paid by Metallica and the cost of any insurance premiums, performance bonds and reclamation bonds required by any laws and pertaining to activities within the Claims.

(k) All agreement payments, governmental fees and land holding costs and other necessary expenditures incurred or made to preserve in good standing the status and title of Owner's interest in the Claims, including any amendments or relocations of the Claims.

(l) Costs and expenses reasonably necessary and incidental to any of the foregoing items.